Exhibit 99.19

CONSENT OF RUY LACOURT RODRIGUES

To:	United States Securities and Exchange Commission

Re:	Great Panther Mining Limited (the “Company”)

Annual Report on Form 40-F

Consent of Expert

This consent is provided in connection with the Company’s Annual Report on Form 40-F for the year ended December 31, 2018 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2018 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2018 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

•	Technical Report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine, Amapa, Brazil”, dated 31 October 2018.

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10, as amended (SEC File No. 333-214201) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 15th day of March, 2019.

/s/ Ruy Lacourt Rodrigues
RUY LACOURT RODRIGUES

Consultant Mining Engineer

Registered Member of the Society for Mining,

Metallurgy and Exploration, Inc. (SME 4172669RM)